

May 19, 2023

Russell Leaf
Partner
Willkie Farr & Gallgher LLP
787 Seventh Avenue
NY, NY 10019-6099

> **Re: Alkermes plc.**
> **PREC14A filed May 15, 2023**
> **Filed by Sarissa Capital Management L.P. et al.**
> **File No. 1-35299**

Dear Russell Leaf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your proxy statement.

PREC14A filed May 15, 2023

Proposal 1 - Election of Directors, page 7

1. Revise to state how you will treat votes received for the Company's nominees on your proxy card if you abandon this solicitation or do not solicit the holders of at least 67% of the voting power of shares entitled to vote on the election. See Item 21(c) of Schedule 14A.

2. Refer to the following statement on page 7 of the proxy statement: "We believe the best opportunity for the Sarissa Nominees to be elected will arise if Shareholders vote "**FOR**" each of the Sarissa Nominees and the Unopposed Company Nominees on the **BLUE** universal proxy card." Please revise to explain why, given that Shareholders may vote for any nominee on either party's proxy card.

Vote Required for Approval, page 12

3. Rule 14a-4(b)(i) requires you to include a "WITHHOLD" option where the voting standard for election of directors is a plurality and where an "AGAINST" vote has no legal effect. Here, you have included an "AGAINST" voting option despite the fact that your disclosure indicates it will have no legal effect. We note that Irish law requires such an option but U.S. rules prohibit it. See Rule 14a-4(b). Please revise or advise.

4. See our last comment above. Rule 14a-4(b)(i) requires you to include a "WITHHOLD" option in an election contest with a plurality voting option. You have included an "ABSTAIN" option on the proxy card instead. Please revise or advise.

General

5. State in the proxy statement that the Sarissa Participants intend to solicit the holders of at least 67% of the voting power of the shares entitled to vote on the director election. See Rule 14a-19(a)(3).

6. For each of the Proposals other than Proposal 1 for the election of directors, revise to explain the reasons for the Sarissa Participants' voting recommendation.

7. We note the following statement in multiple sections of the proxy statement addressing various Proposals to be voted on: "IF YOU RETURN A PROPERLY EXECUTED **BLUE** UNIVERSAL PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES REPRESENTED BY YOUR **BLUE** UNIVERSAL PROXY CARD [FOR/AGAINST EACH PROPOSAL]." Revise to clarify whether you are describing an entirely unmarked but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular Proposal addressed.

8. We note that your proxy card provides for the ability to vote by telephone and numerous places in the proxy statement discuss telephonic voting. It is our understanding that certain voting platforms do not permit telephonic voting for contests involving a universal proxy card. Please revise or advise.

Russell Leaf
Willkie Farr & Gallgher LLP
May 19, 2023
Page 3

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at (202) 551-3263.

       Sincerely,

       Division of Corporation Finance
       Office of Mergers & Acquisitions